Schedule 13G	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

GATOS SILVER, INC.

(Name of Issuer)

Common Stock par value of $.001

(Title of Class of Securities)

368036109

(CUSIP Number)

October 27, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 5

CUSIP No. 368036109

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Municipal Employees’ Retirement System of Michigan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power:	6,238,842*

	6.	Shared Voting Power:	0

	7.	Sole Dispositive Power:	6,238,842*

	8.	Shared Dispositive Power:	0

8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,238,842*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 10.5%**

12.	Type of Reporting Persons (See Instructions): IV

* Consisting of 6,205,259 shares of common stock, the fully vested option to acquire up to 15,500 shares of common stock granted on May 3, 2019, at a price of $12.00 per share, and 18,083 shares of the common stock options granted on January 20, 2020, vesting in eighteen equal monthly installments at a price of $12.00 per share.

**The percentage is calculated based upon total outstanding shares of 59,183,076, as of December 9, 2020, as set forth in the Issuer’s Form 10-Q, filed on December 9, 2020.

Schedule 13G	Page 3 of 5

Item 1. (a)	Name of Issuer: Gatos Silver, Inc.

Item 1. (b)	Address of Issuer's Principal Executive Offices: 8400 E Crescent Parkway, Suite 600 Greenwood Village, CO 80111 United States

Item 2. (a)	Name of Person Filing: Municipal Employees’ Retirement System of Michigan

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

1134 Municipal Way, Lansing, MI 48917

Item 2. (c)	Citizenship: Michigan

Item 2. (d)	Title of Class of Securities: Common Stock

Item 2. (e)	CUSIP Number: 368036109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Reporting Person	Amount Beneficially Owned		Percent of Class		Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Municipal Employees’ Retirement System of Michigan	6,238,842	*	10.5	%**	6,238,842	*	-	6,238,842	*	-
					6,238,842	*	-	6,238,842	*	-

* Consisting of 6,205,259 shares of common stock, the fully vested option to acquire up to 15,500 shares of common stock granted on May 3, 2019, at a price of $12.00 per share, and 18,083 shares of the common stock options granted on January 20, 2020, vesting in eighteen equal monthly installments at a price of $12.00 per share.

**The percentage is calculated based upon total outstanding share of 59,183,076 as of December 9, 2020, as set forth in the Issuer’s form 10-Q, filed on December 9, 2020

Schedule 13G	Page 4 of 5

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2021

Municipal Employees’ Retirement System of Michigan

/s/ Jeb Burns
Name: Jeb Burns
Title: Chief Investment Officer